Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

Dear Team,

Today, CME and CBOT announced revised terms of our definitive merger agreement, and CBOT’s Board of Directors and its special transaction committee unanimously reaffirmed its recommendation that CBOT members and shareholders vote in favor of a CME/CBOT merger. The CBOT Holdings Board also concluded that the unsolicited proposal submitted by ICE was not superior to the CME transaction. The new terms announced today [link], including an improved exchange ratio and ownership for CBOT shareholders, as well as a proposed $3.5 billion cash tender offer post-close, make our already compelling offer even more attractive.

We believe the significant benefits and enhanced synergies we expect to generate as a result of this merger validate the enhanced offer announced today. The more we explore the opportunities this merger creates, the more we see the tremendous potential for product innovation, technology enhancements, trading opportunities, increased efficiencies and challenging work for our employees. In 2006 and in the first quarter of this year, both of our organizations have generated strong financial results and volume growth, underscoring the compelling strategic basis for this transaction. We believe we are better together, positioned to compete more effectively in the global cash, exchange and over-the-counter markets as our industry continues to evolve.

We want to thank all of you who continue to help us throughout the merger planning process, including the revised offer we announced today. As part of our team, you are an important part of our business. Whether your focus is growing our core operations, developing new lines of business or completing this merger, we want you to know how much we appreciate your efforts.

As we continue through this merger process, we will continue to provide you with updates, including our All-Employee Meetings next Tuesday, monthly transition update newsletters and the Just Ask site on OpenExchange. Additionally, we ask for your help in ensuring that we speak with one voice about this merger. Please forward any calls from the media to Corporate Communications at 466-4613; direct calls from investors or analysts should be forwarded to Investor Relations at 930-8491.

We look forward to working with you to complete this merger mid-2007 and create the world’s premier derivatives exchange.

Sincerely,

Craig and Gill

* * * * *

Forward Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed

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transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Said 10-K is available online at http://www.sec.gov or on request from CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the original transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus as amended and supplemented and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus as amended and supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Certain Information Regarding the Tender Offer after Closing of the Transaction

The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at www.sec.gov or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.